SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 9)

Five Oaks Investment Corp.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

33830W106

(CUSIP Number)

Matthew J. Murabito, Esq.

General Counsel

XL Group Investments LLC

200 Liberty Street, 22nd Floor

New York, New York 10281

(212) 915-6140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Sean M. Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

January 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33830W106	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS XL Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,330,550
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,330,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS XL Group Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,330,550
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,330,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,330,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS XL Bermuda Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,340,780
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,340,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,780
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106	Page 5 of 9 pages

1	NAMES OF REPORTING PERSONS XL Group Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,340,780
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,340,780

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,780
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 9”) amends the Schedule 13D filed on April 8, 2013 (the “Original Schedule 13D”), as previously amended on May 28, 2013 by Amendment No. 1 to Schedule 13D, on February 25, 2014 by Amendment No. 2 to the Schedule 13D, on March 7, 2014 by Amendment No. 3 to the Schedule 13D, on June 24, 2014 by Amendment No. 4 to the Schedule 13D, on July 23, 2014 by Amendment No. 5 to the Schedule 13D, on December 29, 2016 by Amendment No. 6 to the Schedule 13D, on June 16, 2017 by Amendment No. 7 to the Schedule 13D and on June 22, 2017 by Amendment No. 8 to the Schedule 13D (the Original Schedule 13D as so amended is collectively referred to herein as the “Schedule 13D”). This Amendment No. 9 relates to the common stock, par value $0.01 per share (“Common Stock”), of Five Oaks Investment Corp., a Maryland corporation (the “Company”).

This Amendment No. 9 is being filed to update the information in the Schedule 13D (a) resulting from the sale (the “Sale”) by XL Investments Ltd, a Bermuda exempted company (“XL Investments”), of 710,495 shares of Common Stock to Hunt Companies Equity Holdings, LLC, a Delaware limited liability company (“Hunt”), on January 18, 2018 and (b) the related termination of all of its warrants to purchase shares of Common Stock. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Share Purchase Agreement

XL Investments and Hunt (the “Purchaser”), entered into a Share Purchase Agreement (the “Purchase Agreement”) on January 18, 2018. On the terms and subject to the conditions set forth in the Purchase Agreement, on January 18, 2018, XL Investments sold to Purchaser 710,495 shares of Common Stock for an aggregate purchase price of $3,389,061.15. The Purchase Agreement contains customary representations, warranties and covenants.

Warrant Termination Agreement

In connection with the Purchase Agreement and the transactions involving the Issuer, Oak Circle Capital Partners LLC and affiliates of Hunt Companies, Inc., as publicly announced by the Issuer on January 18, 2018, the Issuer and XL Investments entered into a Warrant Termination Agreement (the “Termination Agreement”), dated January 18, 2018. On the terms and subject to the conditions set forth in the Termination Agreement, XL Investments and the Issuer mutually agreed to terminate certain warrants to purchase 3,753,492 shares of Common Stock held by XL Investments effective upon execution of the Termination Agreement.

The foregoing summaries of the Purchase Agreement and Termination Agreement contained herein are qualified in their entirety by reference to Exhibit 99.1 and Exhibit 99.2, which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

(a), (b) As of January 18, 2018 each of XL Investments and XLGI Ltd may be deemed to beneficially own 3,330,550 shares of Common Stock, representing 14.1% of the outstanding shares of Common Stock, and each of XL Bermuda and XLGI LLC may be deemed to beneficially own 3,340,780 shares of Common Stock, representing 14.1% of the outstanding shares of Common Stock. All percentages of the outstanding Common Stock are based on (i) the 22,143,758 shares of Common Stock outstanding as of January 17, 2018 as reported by the Company to the Reporting Persons, plus (ii) the 1,539,406 shares of Common Stock reported by the Company in its press release dated January 18, 2018 as issued in a private placement to Hunt on January 18, 2018.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of the Schedule 13D, has effected any transactions in Common Stock during the past 60 days.

(d) Except as otherwise described in Item 2 of the Schedule 13D and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented. The information set forth in Item 4 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1 – Share Purchase Agreement, dated January 18, 2018, by and between XL Investments and Hunt.

Exhibit 99.2 – Warrant Termination Agreement, dated January 18, 2018, by and between the Issuer and XL Investments.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2018	XL INVESTMENTS LTD

	By:	/s/ Thomas Burke
	Name:	Thomas Burke
	Title:	Authorized Person

Dated: January 18, 2018	XL GROUP INVESTMENTS LTD

	By:	/s/ Thomas Burke
	Name:	Thomas Burke
	Title:	Authorized Person

Dated: January 18, 2018	XL BERMUDA LTD

	By:	/s/ Thomas Burke
	Name:	Thomas Burke
	Title:	Authorized Person

Dated: January 18, 2018	XL GROUP INVESTMENTS LLC

	By:	/s/ Thomas Burke
	Name:	Thomas Burke
	Title:	Authorized Person

SCHEDULE I

Schedule I to the Schedule 13D is hereby amended as follows:

James Nevels is now a director of XL Group Ltd. The present business address of Mr. Nevels is One Bermudiana Road, Hamilton, Bermuda HM 08. The present principal occupation of Mr. Nevels is Chariman of Swarthmore Group and Mr. Nevels is a citizen of the United States.

Jacob Rosengarten is no longer Chief Risk Officer of XL Group Ltd.

W. Steadman Watson and George Bumeder are no longer officers of XLGI LLC.

The present business address of Susan Cross, an executive officer of XL Group Ltd has changed from 100 Washington Blvd., Stamford, CT 06902 to One Bermudiana Road, Hamilton, Bermuda HM 08.